Exhibit 99.3

Ryde Reports First Half 2026 Results

SINGAPORE, October 8, 2026 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, today announced its unaudited financial results for the six months ended June 30, 2026 (“1H 2026”). US dollar amounts are translated for convenience at S$1.00 = US$0.7727, the rate on June 30, 2026 in the H.10 statistical release of the Federal Reserve Board.

Key Financial Highlights for First Half 2026:

●	Revenue: The Company reported revenue of S$6.7 million (US$5.2 million), up 17% from S$5.7 million in 1H 2025. Mobility revenue rose 8% to S$4.5 million on higher gross transaction value. Revenue also included S$0.6 million of new management consultancy income, which was largely offset by related consultancy costs.

●	Adjusted EBITDA: The Company saw its Adjusted EBITDA improve by 37%, with the Adjusted EBITDA deficit narrowing to S$1.9 million (US$1.5 million) in 1H 2026 from S$3.0 million in 1H 2025. The improvement came mainly from lower legal and professional fees, which fell by S$1.3 million.

First Half 2026 Milestones:

Ryde achieved several significant milestones in the first half of 2026, including:

●	Product and brand refresh: In January 2026, Ryde introduced a refreshed brand identity and enhanced in-app user experience to improve navigation, clarity and engagement.

●	Collaboration with NPHVA: In February 2026, Ryde formalized its collaboration with the National Private Hire Vehicles Association (NPHVA) to strengthen representation and support for driver-partners.

●	US$14.9 million private offering: In April 2026, Ryde completed a US$14.9 million private offering, strengthening its balance sheet and financial flexibility for future growth.

●	Launch of RydePET XL: In May 2026, Ryde expanded its pet mobility offering with RydePET XL and enhanced pet-booking features to improve matching and ride availability.

“In the first half of 2026, Ryde recorded 17% year-on-year revenue growth to S$6.7 million, while narrowing its Adjusted EBITDA deficit by 37% to S$1.9 million,” said a spokesperson of Ryde.

“During the period, we refreshed our brand and app experience, expanded our mobility offerings with RydePET XL, and formalised our collaboration with NPHVA to support driver-partners. We also completed a US$14.9 million private offering in April 2026 to strengthen our financial position and support future growth.”

Update on Legal Proceedings

As previously disclosed, a shareholder has presented a petition in respect of the Company in the Grand Court of the Cayman Islands, and a putative shareholders class action has been filed against the Company in the United States District Court for the Southern District of New York. The Company is treated as a nominal respondent in the Cayman proceedings. For more information, see Note 15(b) to the unaudited condensed consolidated financial statements for 1H 2026, which the Company furnished to the U.S. Securities and Exchange Commission today on Form 6-K.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognized as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. Factors that could cause actual results to differ also include the outcome of the shareholder petition in the Cayman Islands and the shareholders class action in the United States, the recovery of the Company’s deposits, convertible notes and advances, and the Company’s ability to raise additional funding. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com

Non-US GAAP Financial Measures

This document includes references to non-US GAAP financial measures. Ryde uses these non-US GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Ryde’s management believes that these non-US GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. However, there are a number of limitations related to the use of non-US GAAP financial measures, and as such, the presentation of these non-US GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with US GAAP. In addition, these non-US GAAP financial measures may differ from non-US GAAP financial measures with comparable names used by other companies. See below for additional explanations about the non-US GAAP financial measures, including their definitions and a reconciliation of these measures to the most directly comparable US GAAP financial measures.

Explanation of non-US GAAP financial measures:

Adjusted EBITDA is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expense or benefit, (c) depreciation and amortization, (d) share-based compensation, and (e) impairment loss on goodwill. Commencing with the six months ended June 30, 2026, the Company also excludes its share of results of joint ventures, which management does not consider indicative of the Company’s operating performance. No such amounts arose in the six months ended June 30, 2025 and the comparative amount is therefore unaffected.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-US GAAP Financial Measures”.

Reconciliation of Non-US GAAP Financial Measures

To supplement our financial information, we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-US GAAP financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	For the six months ended June 30,
	2025	2026	2026
	S$’000	S$’000	US$’000

Net loss	(4,812)	(13,421)	(10,371)
Depreciation and amortization expenses	302	325	251
Finance costs	3	1	1
Share-based compensation	1,542	11,392	8,803
Income tax benefit	(32)	-	-
Share of results of a joint venture	-	(198)	(153)
Adjusted EBITDA	(2,997)	(1,901)	(1,469)

Unaudited Summary of Financial Results

Condensed Consolidated Statement of Operations and Comprehensive Loss

	For the six months ended June 30,
	2025	2026	2026
	S$’000	S$’000	US$’000

Revenue	5,748	6,735	5,204

Drivers and riders cost and related expenses	(2,922)	(3,552)	(2,745)
Total expenses, net	(6,128)	(5,410)	(4,180)
Operational loss	(3,302)	(2,227)	(1,721)
Share of results of a joint venture	-	198	153
Share-based compensation	(1,542)	(11,392)	(8,803)
Loss before income taxes	(4,844)	(13,421)	(10,371)
Income tax benefit	32	-	-
Net loss	(4,812)	(13,421)	(10,371)
Other comprehensive loss
Foreign currency translation adjustment	(233)	(24)	(18)
Total comprehensive loss	(5,045)	(13,445)	(10,389)
Less: Comprehensive loss attributable to non-controlling interest	(2)	(10)	(8)
Comprehensive loss attributable to Ryde Group Ltd	(5,043)	(13,435)	(10,381)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.18)	(0.09)	(0.07)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted (‘000)	27,391	142,268	142,268

Condensed Consolidated Balance Sheet

	December 31, 2025	June 30, 2026	June 30, 2026
	S$’000	S$’000	US$’000
Assets
Current assets	35,687	54,441	42,067
Non-current assets	2,634	2,830	2,187
Total assets	38,321	57,271	44,254

Liabilities and shareholders’ equity
Liabilities
Current liabilities	6,339	5,672	4,383
Non-current liabilities	-	-	-
Total liabilities	6,339	5,672	4,383
Shareholders’ equity	31,982	51,599	39,871
Total liabilities and shareholders’ equity	38,321	57,271	44,254